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November 6, 2013 VIA EDGAR AND FACSIMILE Mr. Perry J. Hindin Special Counsel	OUR FILE NUMBER 580,378-48 WRITER’S DIRECT DIAL (212) 728-5977 WRITER’S E-MAIL ADDRESS DSCHULTZ@OMM.COM

Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:          Symmetricom, Inc.
Schedule TO-T

Filed on October 28, 2013 by Pett Acquisition Corp. and Microsemi
File No. 005-18401

Dear Mr. Hindin:

On behalf of our clients, Microsemi Corporation (“Microsemi”) and PETT Acquisition Corp. (“Purchaser”), we are submitting this letter in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) in a letter dated November 1, 2013 (the “Comment Letter”), with respect to the Schedule TO-T filed with the Commission by Microsemi and Purchaser on October 28, 2013 (as amended, the “Schedule TO”). For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment. Additionally, Microsemi and Purchaser are simultaneously filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”) in response to the Comment Letter. Unless otherwise indicated, capitalized terms used in this letter and not defined herein have the meanings as set forth in the offer to purchase included as Exhibit (a)(1)(A) of the  Schedule TO (the “Offer to Purchase”).

Offer to Purchase

Will the tender offer be followed by a merger..., page 7

1.             Please revise the answer to the above-referenced question to state that if the bidder acquires enough shares in the tender offer to complete the merger under either Section 251(h) or Section 253 of the DGCL, as presently contemplated, the merger will take place without a vote or any further action by shareholders.

Response: In Amendment No. 2, Microsemi and Purchaser have made the requested revision by adding the following as the fourth and fifth sentences of the response to the question “Will the tender offer be followed by a merger if all of the Company Shares are not tendered in the Offer?” in the Summary Term Sheet of the Offer to Purchase:

“In the event that the Merger can be effected pursuant to Section 251(h) of the DGCL as presently contemplated, and if we hold, together with all Company Shares held by Microsemi, pursuant to the Offer or otherwise, at least a majority of the issued and outstanding Company Shares following the consummation of the Offer, each of Microsemi, Purchaser and the Company will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a vote or any further action by the stockholders of the Company, in accordance with Section 251(h) of the DGCL and upon the terms and subject to the conditions of the Merger Agreement.  In the event that the Merger cannot be effected pursuant to Section 251(h) of the DGCL, then if Microsemi, Purchaser and any other subsidiary of Microsemi, holds in the aggregate at least 90% of the issued and outstanding Company Shares following the consummation of the Offer, then each of Microsemi, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a vote or any further action by the stockholders of the Company, in accordance with Section 253 of the DGCL and upon the terms and subject to the conditions of this Agreement.”

Appraisal Rights.  Page 49

2.             Here or where appropriate in the Offer to Purchase, please provide more specifics about the exercise of appraisal rights in connection with the merger, including when shareholders will be provided the statutory notice and how much time shareholders have to perfect their rights.

Response: In Amendment No. 2, Microsemi and Purchaser have made the requested revisions by adding the following two paragraphs to the end of the subsection captioned “Appraisal Rights” in Section 12—“Purpose of the Offer; Plans for the Company.” of the Offer to Purchase:

“If you are entitled to appraisal rights in connection with the Merger and the Merger is consummated pursuant to 251(h) of the DGCL, then as set forth in the notice of appraisal rights provided by the Company in its Solicitation/Recommendation Statement on Schedule 14D-9, the Company stockholders must (1) within the later of the consummation of the Offer, which will occur at the Acceptance Time, and November 18, 2013, deliver to the Company at the address indicated on the Schedule 14D-9 a written demand for appraisal of Company Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal; (2) not tender their Company Shares in the Offer (and, if any such vote or written consent of stockholders in connection with the Merger were to be sought, not vote in favor of, or consent to, the Merger); and (3) continuously hold of record the Company Shares from the date on which the written demand for appraisal is made through the Effective Time. Additionally, if the Merger is consummated pursuant to 251(h) of the DGCL, Microsemi will then cause the Surviving Corporation to deliver an additional notification of the Effective Time of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to clause (1) of the first sentence of this paragraph within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with clause (1) of the first sentence of this paragraph will receive such notice of the Effective Time. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in clause (1) of the first sentence of this paragraph above (or to take any of the other steps specified in the first sentence of this paragraph) will be deemed to be a waiver or a termination of your appraisal rights. If, solely if Section 251(h) is unavailable to consummate the Merger, the Merger is consummated pursuant to Section 253 of the DGCL, we will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights, within 10 days of the closing of the Merger. In that case, such additional notice will describe the appraisal procedures for a merger under Section 253 of the DGCL, and all stockholders of the Company will have the time period specified in such separate notice (which will be 20 days from the mailing of such separate notice) to exercise their appraisal rights.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex III to the Schedule 14D-9. The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated.”

15. Conditions of the Offer.  Page 51

3.             Revise the disclosure to include a definition of “Burdensome Action.”

Response: In Amendment No. 2, Microsemi and Purchaser have made the requested revision by adding the following sentence to the end of subsection (c) in Section 15—“Conditions to the Offer.” of the Offer to Purchase:

“For the purposes of the foregoing, a ‘Burdensome Action’ means any Action, which is pending,  by any Governmental Authority of competent jurisdiction (a) challenging or seeking to make illegal, delaying materially or otherwise directly or indirectly restraining or prohibiting the consummation of the Offer or the Merger or seeking to obtain from Parent or any of its subsidiaries any damages in connection therewith, (b) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective affiliates of all or any portion of the business or assets of Parent or the Company or any of their respective subsidiaries or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business or assets of Parent, the Company or any of their respective subsidiaries, in each case as a result of or in connection with the Offer or the Merger, (c) seeking, directly or indirectly, to impose or confirm limitations on the ability of Parent or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any Company Shares or any shares of capital stock of the Surviving Corporation on all matters properly presented to the stockholders of the Company or the Surviving Corporation, respectively, (d) seeking to require divestiture by Parent, the Company or any of their respective subsidiaries of any Company Shares or any business or assets of the Company or the Company Subsidiaries or Parent or its subsidiaries, or (v) that would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Parent of the Transactions;”

18. Miscellaneous.  Page 55

4.             Refer to the following sentence on page 55: “The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Company Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.” Please explain to us how limiting participation in this manner is consistent with Exchange Act Rule 14d-10(a)(1).  If the bidder is attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law, and that the disclosure does not appear to track the language of that rule.  For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

Response: In Amendment No. 2, Microsemi and Purchaser have amended and restated the first paragraph of Section 18—“Miscellaneous.” of the Offer to Purchase to include disclosure that tracks the language in Rule 14d-10(b)(2) as follows:

“The Offer is being made to all holders of Company Shares. The Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Company Shares pursuant thereto, the Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, the Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Company Shares in such state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by the Dealer Manager or one (1) or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.”

* * * * *

Microsemi and Purchaser have authorized us to confirm on their behalf that they acknowledge that (a) the bidder is responsible for the adequacy and accuracy of the disclosure in the filings, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this letter, please do not hesitate to contact me at (212) 728-5977 or (212) 326-2061 (facsimile).

Sincerely,

/s/ David I. Schultz
David I. Schultz
of O’MELVENY & MYERS LLP

cc:	David Goren, Esq.
Microsemi Corporation
Warren T. Lazarow, Esq.
O’Melveny & Myers LLP
Steven Tonsfeldt, Esq.
O’Melveny & Myers LLP